2nd Floor, Wanyuan Business Center s 10 N. Hongda Road s Daxing District s

Beijing 100176 s People’s Republic of China s (+86) 10-87227366

February 15, 2017

VIA EDGAR

Ms. Lyn Shenk, Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Shineco, Inc.
Form 10-K for Fiscal Year Ended June 30, 2016
Filed September 28, 2016
File No. 001-37776

Dear Ms. Shenk:

This letter is the response of Shineco, Inc. (the “Company”) to the comment letter issued by your office dated January 31, 2017, with respect to the Company’s Annual Report on Form 10-K for the year ended June 30, 2016. The Company has filed a first amendment to our Annual Report on Form 10-K/A for the fiscal year ended June 30, 2016 (the “10-K/A”). We have printed your comments below in bold type, followed in each case by our response.

Form 10-K for Fiscal Year Ended June 30, 2016

Other

1.	Data about your company included in the SEC’s EDGAR system includes the company’s current fiscal year end. However, it appears that the fiscal year end listed for your company does not agree with the actual fiscal year end of your most recent annual periodic report. Please correct the fiscal year end listed in EDGAR as follows:

Ms. Lyn Shenk, Branch Chief

February 15, 2017

•	log onto your account at https://www.edgarfiling.sec.gov
•	select “retrieve/edit data” from the left-side menu
•	select “retrieve company information”
•	select “edit company information” at the bottom of the screen
•	enter the month and day of your fiscal year end (“0630”) in the “fiscal year end” field
•	and finally select “submit change” at the bottom of the screen.

The Company has corrected the fiscal year end listed in EDGAR per your request.

Exhibits 32.1 and 32.2

2.	We note the name of the officer in the introductory paragraph of your Section 906 certifications differ from the name of the officer signing the certification. Please file a full amendment of your Form 10-K that includes revised certifications. We remind you to include all required certifications, currently dated and that refer to the amended Form 10-K.

The Company has filed a full amendment of its Form 10-K that includes revised certifications per your request. The 10-K/A includes all required certifications, currently dated and refer to the 10-K/A.

Signatures, page 57

3.	Please revise to include the signatures of your principal financial officer, your controller or principal accounting officer, and by at least the majority of the board of directors or persons performing similar functions. Please provide the required signatures in your amended 10-K. Refer to General Instruction D(2)(a) to Form 10-K.

The Company has revised the signature block to include the required signatures in the 10-K/A.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Sam Wang
Sam Wang

Chief Financial Officer